EXHIBIT 99.4

47 EAST CHICAGO AVENUE SUITE 336 NAPERVILLE, ILLINOIS 60540 TEL: (630) 848-1340 FAX: (630) 848-1342	67 PARK PLACE EAST SUITE 675 MORRISTOWN, NJ 07960 TEL: (973) 539-5400 FAX: (963) 539-5404

November 14, 2016

Mr. Steven Sugarman, Chairman, President & CEO
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92162

Dear Steve:

I want you and the board to know that PL Capital strongly supports the actions announced in the Company’s most recent SEC filing.  In that filing, the Company announced the formation of a Special Committee of Independent Directors (the “Committee”) to review certain purported improper relationships, related party transactions and related matters.  Importantly, the Committee is being aided in its review by independent counsel with no prior relationships with the Company or its officers or directors.  While it is always preferable to meet all SEC filing deadlines, in this instance it is better to delay the Form 10-Q and give the Committee and independent counsel time to do their review than to rush the review simply to meet the filing deadline.

I am also pleased that you have indicated that PL Capital will have an opportunity to meet with members of the board after the Committee’s work is completed.  As you and I discussed last week, that meeting will also be a chance for me and John Palmer to have a dialogue with the directors on a range of issues and concerns that we have expressed in prior communications to you and the board.

It is also very encouraging that you and I have had a constructive dialogue over the past two weeks or so.  Let’s keep that going.

Regards,

/s/ Rich Lashley

Rich Lashley
Principal